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Exhibit 5.1

EMPLOYMENT AGREEMENT

        THIS EMPLOYMENT AGREEMENT (the "Agreement") is made and entered into effective as of December 13, 2005, by and between Robert Evelyn, whose mailing address is 8610 SW 48th Street, Miami, Florida, 33155 (hereinafter "Employee"), and NEON SYSTEMS, INC., a Delaware corporation having its principal office at 14100 Southwest Freeway, Suite 500, Sugar Land, Texas 77478 (hereinafter "Employer").

W I T N E S S E T H:

        This Agreement is made and entered into under the following circumstances:

        (1)   Whereas Employer desires to set forth the terms of employment for Employee in his position as Employer's Senior Vice President of Strategy and Solutions; and

        (2)   Whereas Employee desires, on the terms and conditions stated herein, to agree to the terms of employment hereof.

        NOW, THEREFORE, in consideration of the foregoing recitals, and of the promises, covenants, terms and conditions contained herein, the parties hereto agree as follows:

        1.    Employment.    Employee shall continue his employment under the terms of this Agreement from the date hereof (hereinafter the "Effective Date") and continuing until terminated as provided in Section 7 hereof (hereinafter the "Term of Employment").

        2.    Duties:    Employee shall serve as Senior Vice President of Strategy and Solutions of Employer. Employee shall serve in such position and perform the duties and functions as are normal and customary to such position as well as any other duties delegated to Employee by the President or the Board of Directors during the Term of Employment. Employee agrees that Employee's employment with Employer shall be the exclusive, full-time employment of Employee. Employee's primary office for the performance of his duties will be Employer's office located in Miami, Florida. Such primary office location may not be changed without the mutual consent of both parties.

        3.    Base Compensation and Incentive Compensation.    During the Term of Employment, Employee shall be entitled to a monthly base compensation as set forth on Schedule A.1, payable in equal semi-monthly installments in accordance with the normal payroll procedures of Employer. Employee shall be entitled to incentive compensation as set form on Schedule A.2. Such Base Compensation and Incentive Compensation may be changed only by the Employer's Compensation Committee of the Board of Directors or by a vote of the full Board of Directors.

        4.    Status of Employee.    The parties expressly acknowledge that Employee, in the performance of services hereunder, is an employee of Employer. Accordingly, Employer shall deduct from all compensation paid to Employee pursuant to this Agreement any sums required by law or any other requirement of any governmental body.

        5.    Vacation/Personal Time.    Employee shall be entitled to paid leave for vacation, and illness, as provided on the attached Schedule A.3. Unused holidays and days of vacation may not be carried over from one fiscal year to another, and additional income will not be given for vacation time or holidays not taken during any year. Employer and Employee shall mutually agree on the scheduling of Employee's vacation, holiday and leave time.

        6.    Fringe Benefits.    Employer shall provide to Employee, at Employer's expense, the fringe benefits set forth on the attached Schedule B; provided, however, that such Fringe Benefits may be changed from time to time in the discretion of the Employer's Board of Directors if the Board changes the policies regarding Fringe Benefits for all employees of the Employer.

        7.    Termination.    Notwithstanding any other provisions of this Agreement, the Term of Employment shall terminate upon:

          a.     the death of Employee; or

          b.     Employee's "disability" (For purposes of this Agreement, the term "disability" shall mean the inability of Employee, arising out of any medically determinable physical or mental impairment, to perform the services required of him hereunder for a period of sixty (60) consecutive days during which sixty (60) day period Employee's compensation hereunder shall continue); or

          c.     thirty (30) days prior written notice from Employer to Employee, without cause, provided that Employer shall pay to Employee as severance compensation a lump sum amount equal to the prior six (6) months' total compensation paid to Employee (provided, however, that in the event that no Incentive Compensation was paid to Employee within the six (6) month period prior to such termination, the pro rata portion of Employee's target Incentive Compensation for the then-current fiscal year shall be included in the computation of the severance compensation); or

          d.     thirty (30) days prior written notice from Employee to Employer; provided, however, that Employer shall have the right to waive such notice period by paying Employee one month severance in lieu of such notice, such right to be exercised by Employer in its sole discretion; or

          e.     at Employer's option, immediately upon the existence of "cause." For purposes of this Agreement, the term "cause" shall be defined as:

    (1)
    willful and continued failure of Employee to substantially perform the duties required of him in this Agreement in a manner satisfactory to Employer, in the sole discretion of a majority of the members of the Board of Directors, exercised in good faith; provided, however, that the Term of Employment shall not be terminated pursuant to this subparagraph (1) unless Employer first gives Employee a written notice ("Notice of Deficiency"). The Notice of Deficiency shall specify the deficiencies in Employee's performance of his duties. Employee shall have a period of thirty (30) days, commencing on receipt of the Notice of Deficiency, in which to cure the deficiencies contained in the Notice of Deficiency. If Employee does not cure the deficiencies to the reasonable satisfaction of Employer, in Employer's sole reasonable discretion, within such thirty (30) day period, the Employer shall have the right to immediately terminate the Term of Employment and this Agreement. The provisions of this subparagraph (1) may be invoked by Employer any number of times and cure of deficiencies contained in any Notice of Deficiency shall not be construed as a waiver of this subparagraph (1) nor prevent the Employer from issuing any subsequent Notices of Deficiency;

    (2)
    the willful engaging by Employee in misconduct which is materially injurious to Employer or its affiliates, monetarily or otherwise;

    (3)
    any dishonesty by Employee in his dealings with the Employer, the commission of fraud by Employee;

    (4)
    the conviction (or plea of guilty or nolo contendere) of Employee of any felony or other crime involving dishonesty or moral turpitude;

    (5)
    violation of any covenant or restriction contained in Section 11 or Section 12 hereof; or

    (6)
    unlawful use of narcotics or other controlled substances, or use of alcohol or other drugs in a manner the Employer reasonably determines to be adverse to the best interests of the Employer.

        For all purposes of this Agreement, no act, or failure to act, on Employee's part shall be considered "willful" unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in, or not opposed to, the best interest of Employer or its affiliates.

        Upon termination of this Agreement for any reason, Employee or Employee's estate, as appropriate, shall be entitled to receive (in addition to any fringe benefits payable upon death in the case of Employee's death) the compensation provided for in Section 3 hereof (prorated on a daily basis) up to and including the effective date of termination.

        8.    Effects of Termination.    Upon termination of this Agreement, neither party shall have any further obligations hereunder except for (i) obligations accruing prior to the date of termination and (ii) obligations, promises or covenants contained herein which are expressly made to extend beyond the term of this Agreement, including, without limitation, confidentiality of information, indemnities and Employee's covenants not to compete (which covenants and agreements shall survive the termination or expiration of this Agreement) and Employer's obligation to provide notice or payment in lieu of notice as described in Section 7(c) above and any obligations arising out of the operation of Section 9 hereof, to the extent applicable. The termination of this Agreement, for whatever reason, shall not extinguish those obligations of Employee specified in the Restrictive Covenants (hereinafter defined), nor shall the same extinguish the right of either party to bring an action, either in law or in equity, for breach of this Agreement by the other party.

        9.    Accelerated Vesting of Stock Options in Event of Change of Control.    If at any time there occurs a Change in Control, as defined herein, of Employer, all stock options conferred upon Employee shall vest immediately, and shall remain exercisable until the date of the expiration of the stock options, notwithstanding anything to the contrary in any stock option plan, agreement or grant. For purposes of this Agreement, a "Change in Control" will be deemed to occur in the following events:

  (i)
  The acquisition in one or more transactions by any "person" (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act")), other than a "Permitted Person," of "Beneficial Ownership" (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of a majority of the combined voting power of the Employer's then outstanding voting securities (the "Voting Securities"); or

  (ii)
  Approval by stockholders of the Employer of (A) a merger or consolidation involving the Employer if the stockholders of the Employer immediately before such merger or consolidation do not own, directly or indirectly immediately following such merger or consolidation, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such merger or consolidation in substantially the same proportion as their ownership of the Voting Securities immediately before such merger or consolidation; or (B) a complete liquidation or dissolution of the Employer or an agreement for the sale or other disposition of all or substantially all of the assets of the Employer.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because a majority or more of the then outstanding Voting Securities is acquired by (x) a trustee or other fiduciary holding securities under one or more employee benefits plans maintained by the Employer or any of its subsidiaries; or (y) any corporation that, immediately prior to such acquisition, is owned directly or indirectly by the stockholders of the Employer in the same proportion as their ownership of stock in the Employer immediately prior to such acquisition; or (z) a Permitted Person, except that a Change in Control will be deemed to occur if, within any twelve (12) month period following any event described in subparts (x) or (y) or (z) above, Employee's employment is terminated, or his sole reporting relationship is not to the President or the Board of Directors of the Employer, as the case may currently be (or, in the event of any merger or consolidation, to the President or Board of Directors, as the case may currently be, or other applicable governing body of the resulting corporation or entity), or if Employee is required to share any such reporting relationship, or if the acquisition of the Employer by a Permitted Person is pursuant to such Permitted Person taking the Employer private and results in the delisting of the Employer. For purposes of the preceding sentence, a "Permitted Person" is (i) any Person or group or Related Persons who, as of the date of this Agreement, owns more than twenty percent (20%) of the issued and outstanding Common Stock of the Employer or (ii) any corporation, partnership, limited liability company or other entity the majority of the outstanding equity interests in which are owned by such Person or group of Related Persons. The term "Related Persons", as used in the preceding sentence, shall mean and include each person who is a member of the family of another person, any trust established for the benefit of any one or more of the foregoing persons and any entity the majority of the outstanding equity interests in which are owned by any one or more of the foregoing persons.

        10.    Transition Following Notice of Termination.    Following any notice of termination of employment hereunder, whether given by Employer or Employee, Employee will fully cooperate with Employer in all matters relating to the winding up of Employee's pending work on behalf of Employer and the orderly transfer of such work to the other professional employees of Employer. On or after the giving of notice of termination hereunder and during any notice period, Employer will be entitled to such full-time or part-time services of Employee as Employer may reasonably require in accordance with the terms hereof, and Employer will specifically have the right to terminate the active services of Employee at the time such notice is given and to pay to Employee the Severance Amount if such amount is due pursuant to Section 7(c) hereof.

        11.    Territory.    In recognition of the existing and potential worldwide Business Activities of Employer, Employer and Employee agree that the terms of this Agreement shall apply to any Prohibited Activities (as defined below) engaged by Employee anywhere in the world including all states and territories of the United Sates of America. Prohibited Activities shall include (without limitation) any activities which would be in breach of the covenants contained in Sections 12 and 13 below.

        12.    Non-Competition.    While Employee is employed by Employer and for a period of twelve (12) months after termination or cessation such employment for any reason, Employee shall not, without Employer's prior written consent, as a principal, employee, consultant, partner, or stockholder of, or in any other capacity with, any "business enterprise" (as that term is defined below) (other than in any capacity as a holder of not more than 1% of the combined voting power of the outstanding stock of a publicly held company) (a) engage in competition with Employer, (b) conduct a business of the type or character engaged in by Employer at the time of termination or cessation of Employee's employment, or (c) develop, market, sell, and/or distribute products or services competitive with those of Employer. As used herein, the term "business enterprise" shall mean any corporation, partnership, association, sole proprietorship or any other entity competing with Employer or directly involved in the development, marketing, sales, and/or distribution of products or services which, during the time of Employee's employment by Employer, were developed, under active development, under consideration for development, marketed, sold, and/or distributed by Employer.

        13.    Non-Disclosure: Non-Solicitation.    Except in the performance of his duties hereunder, at no time during the Term of Employment or for a period of five years thereafter, shall Employee, individually or jointly with others, for the benefit of Employee or any third party, publish, disclose, use of authorize anyone else to publish, disclose or use, any secret or confidential material or information relating to any aspect of the business or operations of Employer or any information regarding the business methods, business policies, procedures, techniques, or trade secrets, or other knowledge or processes of or developed by Employer (and/or any other Employee or agent of Employer), any affiliate of the Employer, or any entity in which the Employer has an interest, including, without limitation, any secret or confidential information relating to the business, customers, financial position, trade or industrial practices, trade secrets, technology or know-how of the Employer or Employer's affiliates. Moreover, while Employee is employed by Employer and for a period of one year thereafter, Employee shall not directly or in any other capacity, employ any person or hire or contract with, as a consultant or other independent agent or independent contractor, any person or entity (other than Employee) who was employed by or acted as an agent for, consultant to, or independent contractor of the Employer, any affiliate of the Employer, or any entity in which the Employer has an interest, at any time during the Term of Employment; provided that the prohibitions contained in this sentence shall exclude persons or entities not directly involved in the development, marketing, sales, and/or distribution of products or services which, during the time of Employee's employment by Employer, were developed, under active development, under consideration for development, marketed, sold and/or distributed by Employer. In addition, while Employee is employed by Employer and for a continuous period of one (1) year thereafter, Employee shall not personally solicit, divert or take away, or attempt to divert or take away, the business or patronage of any of the clients, customers or accounts, or prospective clients, customers or accounts, of Employer which were contacted, solicited or served by Employee while employed by Employer in connection with products or services which, during the time of Employee's employment by Employer, were developed, under active development, under consideration for development, marketed, sold, and/or distributed by Employer.

        14.    Reasonableness of Restrictions; Reformation; Enforcement.    The parties hereto recognize and acknowledge that the geographical and time limitations contained in Sections 12 and 13 hereof (hereinafter the "Restrictive Covenants") are reasonable and properly required for the adequate protection of Employer's interest. Employee acknowledges that Employer will provide to Employee confidential information concerning the Employer's and its affiliates' business methods and operating practices in reliance on the covenants contained in the Restrictive Covenants. It is agreed by the parties hereto that if any portion of the restrictions contained in the Restrictive Covenants are held to be unreasonable, arbitrary or against public policy, then the restrictions shall be considered divisible, both as to the time and to the geographical area, with each month of the specified period being deemed a separate period of time and each radius mile of the restricted territory being deemed a separate geographical area, so that the lesser period of time or geographical area shall remain effective so long as the same is not unreasonable, arbitrary or against public policy. The parties hereto agree that if any court of competent jurisdiction determines the specified period or the specified geographical area of the restricted territory to be unreasonable, arbitrary or against public policy, a lesser time period or geographical area which is determined to be reasonable, nonarbitrary and not against public policy may be enforced against Employee. If Employee shall violate any of the covenants contained herein and if any court action is instituted by the Employer to prevent or enjoin such violation, then the period of time during which the Employee's business activities shall be restricted, as provided in this Agreement, shall be lengthened by a period of time equal to the period between the date of the Employee's breach of the terms or covenants contained in this Agreement and the date on which the decree of the court disposing of the issues upon the merits shall become final and not subject to further appeal.

        15.    No Remedy At Law.    Employee agrees that the remedy at law for any breach by him of the Restrictive Covenants will be inadequate and would be difficult to ascertain and therefore, in the event of the breach or threatened breach of any such covenants, the Employer, in addition to any and all other remedies, shall have the right to enjoin Employee from any threatened or actual activities in violation thereof.

        16.    Assignability.    This Agreement and the rights and duties created hereunder shall not be assignable or delegable by Employee. Employer may, at Employer's option and without consent of Employee, assign its rights and duties hereunder to any successor entity or transferee of Employer's assets, but any such assignment shall not relieve Employer of any of its obligations under this Agreement.

        17.    Notices.    All notices or other communications provided for herein to be given or sent to a party by the other party shall be deemed validly given or sent if in writing and mailed, postage prepaid, by registered or certified United States mail or hand delivered or sent by facsimile, addressed to the parties at their addresses hereinabove set forth. Any party may give notice to the other party at any time, by the method specified above, of a change in the address at which, or the person to whom, notice is to be addressed.

        18.    Severability.    Each section, subsection and lesser section of this Agreement constitute a separate and distinct undertaking, covenant or provision hereof. If that any provision of this Agreement shall be determined to be invalid or unenforceable, such provision shall be deemed limited by construction in scope and effect to the minimum extent necessary to render the same valid and enforceable, and, if such a limiting construction is impossible, such invalid or unenforceable provision shall be deemed severed from this Agreement, but every other provision of this Agreement shall remain in full force and effect.

        19.    Waiver.    The failure of a party to enforce any term, provision or condition of this Agreement at any time or times shall not be deemed a waiver of that term, provision or condition for the future, nor shall any specific waiver of a term, provision or condition at one time be deemed a waiver of such term, provision or condition for any future time or times.

        20.    Parties.    This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their heirs, personal representative, legal representatives, and proper successors and assigns, as the case may be.

        21.    Governing Law.    The validity, interpretation and performance of this Agreement shall be governed by the laws of the State of Florida, without giving effect to the principles of comity or conflicts of laws thereof. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in Miami, Florida, administered by the American Arbitration Association in accordance with its applicable employment arbitration rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

        22.    Captions.    The captions of this Agreement have been assigned thereto for convenience only, and shall not be construed to limit, define or modify the substantive terms hereof.

        23.    Entire Agreement; Counterparts.    This Agreement constitutes the entire agreement between the parties hereto concerning the subject matter hereof, and supersedes all prior agreements, memoranda, correspondence, conversations and negotiations. This Agreement may be executed in several counterparts that together shall constitute but one and the same Agreement.

        24.    Costs of Enforcement.    If it is necessary for any party to retain the services of an attorney or to initiate legal proceedings to enforce the terms of this Agreement, the prevailing party shall be entitled to recover from the non-prevailing party, in addition to all other remedies, all costs of such enforcement, including reasonable attorneys' fees and costs and including trial and appellate proceedings.

        25.    Gender, Etc.    Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate.

        IN WITNESS WHEREOF, the undersigned have hereunto set their hands on the date first written above.

EMPLOYEE:
/s/ ROBERT EVELYN Robert Evelyn
EMPLOYER:
NEON SYSTEMS, INC. a Delaware Corporation
By:	/s/ BRIAN D. HELMAN Brian D. Helman, Chief Financial Officer

SCHEDULE A

COMPENSATION and LEAVE POLICIES

Base Compensation

        Employee shall be paid a base salary of Fifteen Thousand Dollars ($15,000.00) per month (annualized salary of One Hundred Eighty Thousand Dollars ($180,000.00), less applicable payroll deductions and payable bi-monthly per the Employer's standard payroll policies.

Incentive Compensation

        Employee shall be eligible for an annual bonus "at target" of One Hundred Forty Thousand Dollars ($140,000.00) pursuant and subject to the terms of such Employee's Executive Compensation Plan as determined by the President and/or Board of Directors of Employer from time to time.

Option Compensation

        Subject to the approval of the Compensation Committee of the Board of Directors, you will be granted 60,000 options to purchase common stock of NEON commensurate with your position with NEON and pursuant to the terms and conditions of the NEON Systems, Inc. Employee Stock Option Plan. These shares will vest over a four (4) year period of continuous employment with NEON on the following basis: one-quarter (1/4) of the total shares shall vest on the first anniversary of your date of employment, with one-sixteenth (1/16) of the total shares vesting each quarter thereafter for 12 additional quarters of continuous employment.

Leave

        Employee shall be entitled to leave of three (3) weeks per annum, to be taken in accordance with Employer's regular vacation policies.

SCHEDULE B

BENEFITS

Insurance—Major Medical, Life Insurance, Disability, Personal, Family and Dependent Coverage and Dental Insurance Coverage on such terms as Employer may establish for all of its employees.

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  Exhibit 5.1